HA SPINNAKER, INC.
                        5650 Greenwood Plaza Blvd.
                                Suite 216
                        Englewood, Colorado 80111
                     COMMISSION FILE NUMBER 0-21099

                          DISCLOSURE STATEMENT

                              PURSUANT TO
                         SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 AND
                         RULE 14f-1 THEREUNDER


                             Introduction

     This Statement is being mailed on or about July 23, 1997 to holders of record on July 11, 1997 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of HA Spinnaker, Inc., a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below (the "Closing Date"), to be held on or about August 4, 1997.

             Background of Transaction and Change in Control

     Pursuant to the terms of an agreement between the Company and Zaba International Holdings USA, Inc. ("Zaba"), a privately held Nevada corporation (the "Agreement") and subject to the approval of the Company's shareholders, the Company has agreed to undertake a reverse split of its issued and outstanding common stock, whereby 1 share of Common Stock shall be issued in exchange for every 12 shares of Common Stock presently issued and outstanding, in order to establish the number of issued and outstanding Common Shares of the Company at the Closing Date to be 2,407,165 shares. Thereafter, the Company will acquire all of Zaba's issued and outstanding shares of common stock (collectively, the "Zaba Stock") in exchange for an aggregate of 9,628,660 "restricted" shares of the Company's Common Stock (the "Transaction"). As of the date of this Disclosure Statement, there are 28,886,000 shares of the Company's Common Stock issued and outstanding. Upon undertaking the reverse split referenced hereinabove, there will be 2,407,165 shares issued and outstanding. Accordingly, if all of the issued and outstanding shares of Zaba Stock are exchanged for the Company's Common Stock, the holders thereof will own 80% of the Company's outstanding shares of Common Stock.

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by directors and officers selected by Zaba's management (see "Directors and Executive Officers and Related Transactions"). Also, as part of the terms of the Transaction, the name of the Company will change to "Zaba International, Inc."

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about August 4, 1997, with the closing to occur shortly thereafter.

                     Reason for Disclosure Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

               Information Relating to the Company's Securities

     As of the date of this report, there were outstanding 28,886,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                            Principal Stockholders

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group. The figures provided are so provided on a pre-reverse split basis.

                                       No. of                    Percentage
            Name                    Shares Owned                 Ownership

Gregory W. Skufca                    20,000,000                    69.9%

William L. Skufca                     7,000,000                    24.5%

Barney E. Carlson                       100,000                     0.3%

All Officers and Directors
  as a group (3 persons)             27,100,000                    94.7%


     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares. The figures so provided assume that the reverse stock split discussed above herein is adopted.

                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
Name and Address        Offices To Be Held             the Transfer      of Class
Robert Zaba             Chairman of Board,               7,154,995         59.0%
2963 Glen Dr.           President and Director
Coquitlam, B.C.
Canada

                                         2


                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
Name and Address        Offices To Be Held             the Transfer      of Class

Michael D. Cohen        Vice President and Director              0            0%
76 East Woods Road
Poundridge, NY  10576

Carmine Montemariano    Vice President - Operations              0            0%
372 Kings St.           and Director
Staten Island, NY 10312

Deeran Rambaran         Vice President - Marketing,      2,407,165         20.0%
308-2941 Delahaye Dr.   Secretary and Director
Coquitham, B.C.
Canada

Gordon A. Meugens       Treasurer and Director                   0            0%
302-20644 Eastleigh
   Crescent
Langley, B.C.
Canada V3A 4C4

Ronald M. Bell          Director                                 0            0%
4550 Birch Bay Lynden Rd.
Blaine, WA  98230

All Proposed Directors                                      9,562,160         79.0%
and Officers as a
Group (6 persons)


                              Legal Proceedings

     There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

          Directors and Executive Officers and Related Transactions

Directors and Executive Officers.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

      Name                   Age                 Position

Robert S. Zaba                40          Chairman of Board, President,
                                          Director

Michael D. Cohen              58          Vice President, Director

Carmine Montemariano          48          Vice President - Operations,
                                          Director

Deeran Rambaran               35          Vice President - Marketing,
                                          Secretary, Director

      Name                   Age                 Position

Gordon A. Meugens             43          Treasurer, Director

Ronald M. Bell                61          Director

     Robert S. Zaba, Chairman of the Board, President and a Director of Zaba, has held these positions since June 1997. Prior, from January 1990 to June 1992, Mr. Zaba was President of Trout Lake Enterprises, a technology company related to the wood industry. From July 1992 through January 1993, Mr. Zaba was unemployed. From February 1993 to September 1996, he was President of Canadian Georgian Corp., which was engaged in the development of new business in the former Soviet Union. Additionally, from January 1996 to June 1997, Mr. Zaba was a consultant with Canadian Northern Lites, Inc., a United States reporting company engaged in opal mining operations. Mr. Zaba has also been engaged in private consulting to various other companies, assisting in fund raising activities and also owns and manages his own standardbred horse racing operation in Canada and the United States. He intends to devote substantially all of his time to the business of the Company upon closing of the proposed Transaction.

     Michael D. Cohen, Vice President and a Director of Zaba, has held these positions since June, 1997. Prior, from 1985 through January 1997, Mr. Cohen was the agent for the Government of Saskatchewan, Canada in New York City, where his responsibilities included raising the visibility of Saskatchewan in relation to tourism, investment opportunities and other economic factors.
Mr. Cohen received a Bachelor of Arts degree from S.W. Essex University, Chingford, England in 1960. He intends to devote substantially all of his time to the business of the Company upon closing of the proposed Transaction.

     Carmine A. Montemariano, Vice President - Operations and a Director of Zaba, has held these positions since July 1997. In addition, since September 1994, Mr. Montemariano has been a liaison to the New York City and Tri-State area for Sweeprite Products, Inc., where his responsibilities included expansion of trade relations. From January 1968 through July 1991, he was project manager and, in 1993, owner and vice president of Street King of New York, where his responsibilities included modifying sweepers for New York end distribution. Mr. Montemariano obtained a degree from Empire State University in labor relations. He intends to devote substantially all of his time to the business of the Company upon closing of the proposed Transaction.

     Deeran Rambaran, Vice President of Marketing, Secretary and a Director of Zaba, has held these positions since July 1997. Prior, from July 1986, he was president and founder of J.C.C. International, Inc., a British Columbia corporation engaged in manufacturing, wholesale and retail jewelry business. He is also a director of Canadian Northern Lites, Inc., a public reporting company in the US. He obtained a Bachelor of Arts degree in Business Administration from the University of London in 1980. He intends to devote all of his time to the business of the Company upon closing of the proposed Transaction.

     Gordon A. Meugens, Treasurer and a Director of Zaba, has held these positions since June 1997. In addition, for the past 18 years he has been a practicing attorney in British Columbia, Canada, emphasizing business law.
He received a Bachelor of Law degree from the University of British Columbia in 1978. He intends to devote only such time as necessary to the business of the Company upon closing of the proposed Transaction, which time is not expected to exceed 20 hours per month.

     Ronald M. Bell, Director of Zaba, has held his position since May 1997. Mr. Bell is currently retired. Prior, from 1965 through August 1995, Mr. Bell was an airline captain for Canadian Airlines. Mr. Bell served in the

Royal Canadian Air Force University Reserve from 1956 through 1958. He intends to devote only such time as necessary to the business of the Company upon the closing of the proposed Transaction, which is not expected to exceed 20 hours per month.

Compensation

     Upon closing of the Transaction, Robert Zaba will receive an annual salary of $110,000 and Carmine Montemariano will receive an annual salary of $100,000. No other executive officer is expected to receive annual compensation in excess of $100,000 during the next fiscal year of the Company. There are no employment agreements between Zaba and its executive officers or directors, but it is expected that Mr. Zaba will execute an employment agreement with the Company upon closing of the Transaction.

     In addition, Zaba may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance.

Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has three Directors. During the fiscal year-ended November 30, 1996, the Directors held one meeting of the Board of Directors.


               Compensation of Directors and Executive Officers

     The Company's officers and directors have not been paid a salary during the fiscal year ended November 30, 1996 and subsequent thereto through the date of this report. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1996 fiscal year, nor through the date of this report.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.

Dated:  July 23, 1997.

                                 HA SPINNAKER, INC.

                                 s/Gregory W. Skufca

                                 Gregory W. Skufca, President